

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 29, 2009

Mr. Michael A. Gerlich
Vice President and Chief Financial Officer
Gastar Exploration Ltd.
1331 Lamar Street, Suite 1080
Houston, TX 77010

> **Re: Gastar Exploration Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 1-32714**

Dear Mr. Gerlich:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director